FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated fourth quarter earnings for fiscal year 2016.

Buenos Aires, February 10, 2017 – BBVA Banco Frances S.A. (BBVA Francés)

(NYSE: BFR.N; BCBA: FRAN.BA; LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2016.

Highlights

•	As of December 31, 2016, BBVA Francés reached a cumulative net income of AR$ 3.6 billion, registering a return on equity (ROE) of 24.1% and a return on assets (ROA) of 2.8%.

•	Net financial income increased by 31.5% in annual terms, mainly due to a greater intermediation with the private sector and higher gains generated by foreign exchange differences as a result of the release of the foreign exchange market restrictions and a larger volume of foreign exchange trading, which was partially offset by an increase in financial expenses, due to higher average interest rates in 2016 compared to 2015 and a higher velocity of impact on liabilities. It is important to highlight that both, the increase in the minimum cash requirement implemented since June 2016 and the higher stock of bills, which grew 115% during 2016, without the possibility of allocate it as part of the cash requirement, had a negative impact in the net interest margin of approximately AR$ 360 million.

•	Net income from services grew 17.6% during 2016. Service charge expenses increased at a faster pace than service charge income, mainly due to higher fees paid related to discounts and promotions for credit card purchases and campaigns to attract customers, generating an increase of more than 20,000 customers.

•	Administrative expenses increased by 44.8% over the previous year, mainly reflecting the growth in personnel expenses, consequence of wage increases and higher remunerations paid, which registered a growth of 100% during the year, in addition to an 8% increase in the number of employees. General expenses increased due to higher volume of activity, general price increase, the depreciation of the currency and the higher tariffs.

•	In terms of activity, the private sector loan portfolio, net of allowance for loan losses, totaled AR$ 78.9 billion, increasing by 39.5% compared to December 2015, registering a 22 basis points increase in market share, which reached 6.7% by the end of the year. Such increase was based mainly on higher commercial loans, which grew 67.5%, while consumer loans grew at a slower pace (21.8%).

•	BBVA Francés continues to maintain outstanding risk indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.77%, while the coverage ratio (provisions/non-performing loans) reached 262.66% as of December 31, 2016.

•	In terms of liabilities, total deposits amounted AR$ 114.6 billion, an increase of 49.1% in the last twelve months, during which period sight accounts registered a significant performance, growing 48.8%, while term deposits grew 13.8%. It is important to note that as a result of the implementation of the tax amnesty law, deposits denominated in foreign currency registered a significant increase in the last quarter of the year.

•	BBVA Francés maintains adequate levels of liquidity and solvency. As of December 31, 2016 liquid assets (cash and due from banks plus Argentine Central Bank (BCRA) bills and notes) represented 48.5% of the Bank’s total deposits. The capital ratio reached 13.8% of weighted risk assets; with an excess of capital of AR$ 6.8 billion, which is 64.7% higher than the minimum regulatory requirements. Considering the additional buffer (3.5%), the excess of capital would amount to AR$ 2.4 billion.

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	FY 2016	FY 2015	Δ%
Net Financial Income	12,411,466	9,439,791	31.5%
Provision for loan losses	(1,054,828)	(637,017)	65.6%
Net income from services	4,322,799	3,675,056	17.6%
Administrative expenses	(9,541,495)	(6,588,199)	44.8%
Operating income	6,137,942	5,889,631	4.2%
Income (loss) from equity investments	184,200	198,559	-7.2%
Income (Loss) from Minority interest	(112,407)	(131,029)	-14.2%
Other Income/Expenses	(116,689)	(122,850)	-5.0%
Income tax	(2,449,374)	(2,049,824)	19.5%

Net income for the period	3,643,672	3,784,487	-3.7%

Net income per share (2)	6.8	7.0	-3.7%
Net income per ADS (3)	20.4	21.1	-3.7%

(1)	Exchange rate: AR$ 15.8502 Ps =1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADSrepresents three ordinary shares

Regulatory changes

•	On October 21, 2016, the BCRA issued Communication “A” 6084 relating to “Line of financing for production and financial inclusion”, making some adjustments to the conditions for the quota corresponding to the second half of 2016, and determined the guidelines for the quota for the first half of 2017. For 2017, it is expected that financial institutions will have to maintain from January 1, 2017 until June 30, 2017, minimum balances equivalent to 18% (15.5% during the second half of 2016) of total private deposits in AR$, with a fixed annual interest rate which will decline from 22% to 17%.

•	On December 23, 2016, through “A” 6128, the BCRA increased the net global position in foreign currency from 15% to 25% of the computable regulatory capital (Responsabilidad Patrimonial Computable).

•	On January 6, 2017, the BCRA issued Communication “A” 6148 by which it repealed Communication “A” 5068 which prohibited payment of interest on current account balances, special current accounts for legal persons and current accounts in cooperative credit unions. This enables financial institutions to pay their customers for deposits in current accounts with rates that may be agreed between the parties, as well as to agree on other form of remuneration in addition to or replacing the interest rate. In addition, the minimum cash requirement on deposits in investment funds was eliminated.

•	On January 13, 2017, the BCRA issued Communication “A” 6150, eliminating the minimum term of permanence demanded for foreign currency income, invalidating the regulations included in the General Regulations for Foreign Exchange Market, Financial Debts and foreign trading operations with non-residents.

Conference Call

A conference call to discuss quarter earnings will be held on Monday, February 13, 2017, at 10:00 am New York time – 12:00 pm Buenos Aires time. If you are interested in participating, please dial

0800-444-2930 (within Argentina)

+ 1-877-317-6776 (within US)

+ 1 412 317 6776 (within rest of the countries)

Conference ID: BBVA.

This conference will be recorded. To ask for a digital replay, please dial:

+ 1 877 344 7529 (within U.S.)

+ 1 412 317 0088 (within the rest of the countries)

The replay will be available until February 23, 2017.

Access code: 10100683

To access the webcast:

http://webcast.neo1.net/Cover.aspx?PlatformId=ca%2F5

sJgJi8cQ25%2FXriGaow%3D%3D

Link to view Q&A:

http://cw4.services.choruscall.com/contexweb

/ViewQA/loginSortQA.html

Access code: 10100683

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

Economic Environment

		Quarter ended
Main macroeconomic figures		12-31-16	09-30-16	12-31-15
GDP	var % y/y	—	-3.8%	2.6%
Inflation (1)	end of period var % y/y	41.0%	43.1%	26.9%
	end of period var % q/q	6.2%	2.7%	7.7%
Exchange Rate	Pesos x US$	15.85	15.26	13.01
Reserves	US$	38,772	29,902	25,563
Fiscal Balance (2)	Primary (billion of pesos )	(136,318)	(101,861)	(88,109)
Trade Balance	US$ (billion)	48	1,378	(1,727)
Private Loans	Pesos	913,512	820,941	766,203
	US$ (in US$)	9,073	8,146	2,968
Private Dposits	Pesos	1,154,087	1,044,830	911,070
	US$ (in US$)	22,451	13,227	10,622
Interest Rate	Badlar (weigthed average quarterly)	21.1%	24.6%	24.2%

(1)	CPI-CABA
(2)	Information for 4Q16 only includes October and November

2016 was a transition year in Argentina. The most relevant events were the normalization of the exchange market, which began in December 2015, but with full effect in 2016, the arrangement with the holdouts, and the standardization of the National Institute of Statistics and Censuses (INDEC).

In addition, the delay in the rates for public utilities (water, gas, transportation) began to be regularized and in the fourth quarter of 2016, the Law of Tax Amnesty was put into effect. As a result, in the first and second stage, assets of the order of USD 92 billion were declared. There was a one-time increase in income from the payment of the penalty for sincere assets (amounting to approximately 1% of GDP in December). Beginning in 2017, new declared assets will be taxable, but according to the law, part of this income will be used to fund the historic reparations program for retirees.

Economic activity contracted to 3.8% year-on-year at the end of the third quarter of 2016, due to the relative price changes resulting from the regularization of the economy.

Prices reflected the effects of both the devaluation resulting from the normalization of the exchange market and the adjustment of tariffs, increasing by 6.2% in the fourth quarter of 2016 compared to the previous quarter and 41.0% annually, measured by the IPC-CABA (CPI of Ciudad Autónoma de Buenos Aires). Inflation began a process of deceleration in the second half of the year.

The national public sector fiscal balance reached a primary deficit of AR $ 359.4 billion during 2016, an increase of 52.9% compared to the deficit of AR $ 235.1 million in the previous year.

In the FX market, the peso registered a 21.9% devaluation in the year, reaching an exchange rate of $ 15.85 / USD at the end of 2016.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2016 have been translated into pesos at the reference exchange rate published by the BCRA at such date (AR$ 15.8502/ US$).

•	This press release contains unaudited financial information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group –BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as “Investments in other companies” (recorded under the equity method) and the corresponding results are included in “Income from Equity Investments”.
•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Net Financial Income	3,252,260	2,836,361	2,854,922	14.7%	13.9%
Provision for loan losses	(331,013)	(226,335)	(197,541)	46.2%	67.6%
Net income from services	1,076,422	1,300,901	960,726	-17.3%	12.0%
Administrative expenses	(2,860,570)	(2,373,439)	(1,889,227)	20.5%	51.4%
Operating income	1,137,099	1,537,488	1,728,880	-26.0%	-34.2%
Income (Loss) from equity investments	17,083	20,132	46,960	-15.1%	-63.6%
Income (Loss) from Minority interest	(13,547)	(24,753)	(34,593)	-45.3%	-60.8%
Other Income/Expenses	(141,517)	(4,163)	1,780	n/a	n/a
Income tax and Minimum Presumed Tax	(416,713)	(595,779)	(554,766)	-30.1%	-24.9%

Net income for the period	582,405	932,925	1,188,261	-37.6%	-51.0%

Net income per share (2)	1.08	1.74	2.21	-37.6%	-51.0%
Net income per ADS (3)	3.25	5.21	6.64	-37.6%	-51.0%

(1)	Exchange rate:AR$ 15.8502 Ps =1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés reached a net income of AR$ 582.4 million during the fourth quarter of 2016.

Net income registered a decrease compared to both the same quarter of 2015 and to the previous quarter, such variation is mainly explained by:

•	Higher minimum cash requirement, applied since June 2016 and a higher stock of bills, which grew 115% during the year, without the possibility of allocating it as part of the cash requirement, impacted negatively in the net interest margin by approximately AR$ 360 million.

•	Commercial campaign to attract customers, which resulted in higher service charge expenses.
•	Growth in personnel expenses as a consequence of wage increases and higher remunerations paid.

•	Higher charge in other income/expenses mainly due to higher provisions for other contingencies.

•	A higher effective income tax rate, mainly due to the fiscal adjustment of provisions for other contingencies and the fiscal revaluation of the Bogar 20 bond. In addition a new 15% tax over the results accrued by foreign currency futures was applied, established by the new tax reform of December 2016.

Main figures	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Return on Average Assets (1)	1.6%	2.8%	4.7%	-42.0%	-64.8%
Return on Average Shareholders’ Equity (1)	14.4%	24.2%	36.2%	-40.5%	-60.2%
Net interest assets	14.6%	13.4%	16.6%	8.8%	-12.0%
Net fee Income as a % of Operating Income	24.9%	31.4%	25.2%	-20.9%	-1.2%
Net fee Income as a % of Administrative Expenses	37.6%	54.8%	50.9%	-31.3%	-26.0%
Adm. Expenses as a % of Recurrent Income (2)	66.1%	57.4%	49.5%	15.2%	33.5%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Net interest Margin: Financial Income-Financial Expenses / Average Interest-Earning Assets

Net Financial Income

Net financial income	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Financial Income	5,540,183	5,472,394	4,998,740	1.2%	10.8%

Income from financial intermediation	4,096,831	4,130,077	3,361,642	-0.8%	21.9%
CER adjustment	97,613	168,496	41,264	-42.1%	136.6%
Income from securities and short term investments	807,994	805,340	1,137,547	0.3%	-29.0%
Foreign exchange difference	458,312	240,758	31,654	90.4%	1347.9%
Others	79,433	127,723	426,633	-37.8%	-81.4%

Financial Expenses	-2,287,923	-2,636,033	-2,143,818	-13.2%	6.7%

Net Financial Income	3,252,260	2,836,361	2,854,922	14.7%	13.9%

Net financial income increased by 13.9% compared with the fourth quarter of 2015 and 14.7% compared with the previous quarter.

As previously mentioned, the net financial income was affected by the negative impact generated by the increase in the minimum cash requirement and a higher stock of bills.

Compared with the same quarter of 2015, financial income originated by the intermediation with the private sector, increased by 21.9% while financial expenses increased at a slower pace (6.7%) in a context of declining interest rates.

During the quarter, private financial income remained stable whereas financial expenses registered a decline, as a result of a better funding mix with sight accounts representing 57% of total deposits, and a 300 basis points decrease in the average Badlar interest rate, measure between September and December.

The foreign exchange difference line item registered a significant increase, both compared to the same quarter of 2015 and to the previous quarter, mainly due to the release of the foreign exchange restrictions and the higher volume of foreign exchange trading.

Interest-Earning Assets & Interest-Bearing Liabilities	12-31-16		Quarter ended 09-30-16		12-31-15
(Averege in thouhand of AR$, except %)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	89,256,623	22.3%	84,666,147	24.6%	68,704,631	23.9%
Public Bonds	13,856,830	22.4%	15,277,977	27.5%	13,145,961	22.5%

Loans	75,399,793	22.3%	69,388,170	24.1%	55,558,670	24.2%

Public Sector	84,345	32.1%	79,681	53.6%	59,210	27.4%
Private Sector	71,210,254	22.7%	66,146,262	24.6%	52,968,288	24.2%
Other interest-earning assets	4,105,194	17.6%	3,162,228	22.4%	2,531,171	27.1%

Interest-Bearing Liabilities	71,140,219	10.1%	66,302,940	13.0%	47,680,276	14.7%

Saving Accounts	31,695	0.1%	26,790	0.1%	17,138	0.2%
Time Deposits	35,706,086	18.0%	36,635,896	22.0%	27,573,177	22.6%
Debt Securities	1,777,296	25.6%	1,663,467	29.2%	1,459,887	27.2%
Other interest-bearing liabilities	1,962,202	16.1%	1,213,964	14.1%	1,509,288	11.5%

Income from Public and Private Securities

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Income from securities and short-term investments	801,183	794,614	1,133,458	0.8%	-29.3%

Income Interest Margin	659,167	871,502	697,741	-24.4%	-5.5%
Holdings booked at fair value	84,963	91,519	95,547	-7.2%	-11.1%
Holdings booked at amortized cost	1,746	453	—	285.8%	n/a
Bills and Notes from the Central Bank	574,204	779,982	602,194	-26.4%	-4.6%

Income Financial Operations	87,427	-105,021	417,984	-183.2%	-79.1%
Holdings booked at fair value	76,294	(104,859)	453,186	-172.8%	-83.2%
Holdings booked at amortized cost	(223)	147	—	-251.7%	n/a
Bills and Notes from the Central Bank	11,132	(162)	(35,203)	n/a	-131.6%

Other fixed income securities	54,590	28,133	17,734	94.0%	207.8%

CER adjustment	97,614	168,496	41,264	-42.1%	136.6%

The public bond portfolio is valued at mark-to-market its total public bonds portfolio; consequently such income includes the unrealized losses/gains from variations in the valuations of the portfolio, or at amortized cost, accordingly.

The Central Bank bills and notes portfolio is also valued at mark-to-market or at amortized cost.

On the other hand, other fixed income securities are valued at cost plus the internal rate of returns (IRR).

It is important to mention that the results are classified as (i) those recorded as interest margin, which correspond to the accrual of each bond at the internal rate of returns and (ii) those recorded in financial operations, this line item includes the variation in market prices as well as the result originated by sales in the period.

The resulting income interest margin registered a decrease of 5.5% compared to the same quarter of 2015 and 24.4% compared to the previous quarter, such variations are mainly related to the portfolio’ volume and lower rates.

The bills and notes issued by the Central Bank showed lower income due to both, the impact of a lower rate as well as a lower portfolio volume as a result of an increase in the loan portfolio, the impact of the rise in the cash minimum requirement and a higher stock of bills.

Net Income from Services

Net income from services	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30 -16	12-31-15
Net income from services	1,076,422	1,300,901	960,726	-17.3%	12.0%
Service charge income	2,398,519	2,241,382	1,742,896	7.0%	37.6%
Service charges on deposits accounts	430,468	392,719	327,449	9.6%	31.5%
Credit cards and operations	1,000,246	998,318	746,804	0.2%	33.9%
Insurance	170,554	162,817	150,501	4.8%	13.3%
Capital markets and securities activities	16,533	25,547	22,617	-35.3%	-26.9%
Fees related to foreign trade	70,283	64,812	47,933	8.4%	46.6%
Safety deposit box	74,569	65,730	52,028	13.4%	43.3%
Services of collection	39,283	35,549	30,826	10.5%	27.4%
Generated by subsidiaries	205,153	129,140	110,164	58.9%	86.2%
Other fees	391,430	366,750	254,574	6.7%	53.8%
Services Charge expense	(1,322,097)	(940,481)	(782,170)	40.6%	69.0%

Net income from services increased by 37.6% compared with the same quarter of 2015 and 7% with the previous quarter, such growth was based on higher fees for credit cards and fees associated with deposit accounts.

Service charge expenses grew 69% compared to the same quarter of 2015 and 40.6% in the last quarter. The annual increase is explained by higher fees associated with the LATAM Pass kilometers program and discounts and promotions for purchases with credit cards. The quarterly variation is mainly due to higher charges related with the campaign to attract customers, generating an increase of more than 20,000 customers.

Lastly, it is important to mention that in line with Communication “A” 5928 issued by the BCRA, as of September 1, 2016 certain changes affecting insurance were introduced. The Protection Law of Financial Users establishes the prohibition to receive from users any type of commission and/or charge linked to debt life insurance accounts, and obligates financial institutions to assume this cost, generating higher commissions paid in 2016.

Administrative Expenses

				Δ% quarter ended 12-31-16 vs
Administrative expenses	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Administrative expenses	(2,860,570)	(2,373,439)	(1,889,227)	20.5%	51.4%
Personnel expenses	(1,694,758)	(1,335,778)	(1,079,365)	26.9%	57.0%
Electricity and Communications	(59,685)	(59,459)	(29,050)	0.4%	105.5%
Advertising and Promotion	(106,078)	(102,929)	(72,742)	3.1%	45.8%
Fees and external administrative services	(45,649)	(45,089)	(35,726)	1.2%	27.8%
Taxes	(265,956)	(237,145)	(193,002)	12.1%	37.8%
Organization and development expenses	(20,555)	(19,448)	(18,890)	5.7%	8.8%
Amortizations	(73,633)	(62,980)	(50,160)	16.9%	46.8%
Rents	(108,211)	(93,700)	(73,295)	15.5%	47.6%
Expenses of maintainance, conservation and repairs	(104,528)	(85,485)	(78,259)	22.3%	33.6%
Security Service	(66,610)	(68,533)	(50,998)	-2.8%	30.6%
Carriage of valuablre	(145,398)	(118,129)	(85,536)	23.1%	70.0%
Other	(169,509)	(144,764)	(122,204)	17.1%	38.7%

Administrative expenses grew 51.4% and 20.5% compared to the same quarter of 2015 and the previous quarter, respectively.

Personnel expenses increased by 57% compared to the quarter ended December 31, 2015 mainly due to wage increases and higher remunerations paid, which increased 100% compared to what was paid in the previous year, together with an 8% increase in the number of employees.

In the quarterly comparison, personnel expenses increase by 26.9% mainly recording the payment of the fixed amount according to salary agreements and the end of the-year-compensation.

General expenses, increased 44% annually and 12.4% during the quarter. The annual increase was mainly due to higher expenditures in: carriage of valuables, advertising and promotion, electricity and communications and taxes. It is important to mention that general expenses grew due to a higher volume of activity, the general increase in prices, the depreciation of the currency and the increase in tariffs.

During the fourth quarter, higher charges for carriage of valuables, taxes and maintenance expenses explained the growth.

BBVA Francés continues to focus on improving the customers experience in each moment of contact with the Bank. To that end, the branch office network totaled 302 offices, including 251 consumer branch offices and 34 branch offices specializing in SMEs and institutions. Corporate banking is divided by industries: consumption, heavy industries and oil and gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank had 15 in-company branches, 1 point of sale outlet and 1 express point, 728 ATM’s and 789 self-service terminals (ATS). As of December 31, 2016 the Bank had 6,265 employees.

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 141.5 million during the fourth quarter of 2016, mainly due to higher provisions for other contingencies and lower recovery loans.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the fourth quarter of 2016, a gain of AR$ 17.8 million was recorded, mainly due to the stake held by BBVA Francés in BBVA Insurance.

Balance and activity

Loan Portfolio

Net loans	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Private & Financial sector loans in $	66,472,453	60,724,382	52,610,796	9.5%	26.3%
Advances	9,540,668	10,783,767	6,718,150	-11.5%	42.0%
Discounted and purchased notes	9,810,847	9,267,218	8,119,857	5.9%	20.8%
Consumer Mortgages	1,889,443	1,866,569	2,122,955	1.2%	-11.0%
Car secured loans	5,628,320	5,087,540	4,567,505	10.6%	23.2%
Personal loans	9,368,939	8,172,953	7,343,933	14.6%	27.6%
Credit cards	21,539,673	18,675,353	17,509,067	15.3%	23.0%
Loans to financial sector	1,715,873	1,697,297	1,530,423	1.1%	12.1%
Other loans	7,512,590	5,605,681	4,857,642	34.0%	54.7%
Unaccrued interest	(329,346)	(299,131)	(216,365)	10.1%	52.2%
Adjustment and accrued interest & exchange differences receivable	1,286,851	1,270,412	1,127,744	1.3%	14.1%
Less: Allowance for loan losses	(1,491,405)	(1,403,277)	(1,070,115)	6.3%	39.4%
Private & Financial sector loans in FX	12,318,649	10,378,884	3,885,726	18.7%	217.0%
Advances	5,897	6,137	21,276	-3.9%	-72.3%
Discounted and purchased notes	1,085,875	1,206,288	1,439,809	-10.0%	-24.6%
Credit cards	981,170	1,023,339	813,891	-4.1%	20.6%
Loans to financial sector	130,914	151,183	31	-13.4%	n/a
Other loans	10,241,540	8,098,739	1,652,894	26.5%	519.6%
Less: Allowance for loan losses	(126,747)	(106,802)	(42,175)	18.7%	200.5%

Total Private Loans	78,791,102	71,103,266	56,496,522	10.8%	39.5%

Loans to public sector in $	98,819	93,281	66,738	5.9%	48.1%
Loans to public sector	8,786	8,840	8,762	-0.6%	0.3%
Adjustment and accrued interest & exchange differences receivable	90,033	84,441	57,976	6.6%	55.3%
Loans to non-financial public sector in foreign currency	—	55	61	n/a	n/a
Loans to public sector	—	55	61	n/a	n/a
Total loans to public sector	98,819	93,336	66,799	5.9%	47.9%

Net Total Loans	78,889,921	71,196,602	56,563,321	10.8%	39.5%

The private sector loan portfolio, net of allowance for loan losses, totaled AR$ 78,9 billion as of December 31, 2016, representing an increase of 39.5% and 10.8% compared to the last quarter of 2015 and to the previous quarter, respectively.

In the last twelve months, loans denominated in pesos increased 26.3% whereas those denominated in foreign currency grew at a faster pace 217%, registering a higher volume of foreign trade operations, as a consequence of the release of the restrictions in the foreign exchange market and the elimination of imports restrictions.

During the year, commercial loans increased by 67.5%; 36.5% in pesos and 264% in foreign currency. Loans to both large corporations and to small-and-medium-sized companies had a good performance during the period.

Moreover, consumer loans increased 21.8%, personal loans grew 27.6%, while credit cards and car loans increased at a slower pace.

In the comparison with the previous quarter, the increase was led by consumer loans, which registered a growth of 13.2%, while commercial loans increased 9.2%.

Total Public Sector Exposure

Public and Private Sector Exposure	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Public Sector - National Government	5,276,924	3,385,701	3,286,844	55.9%	60.5%
Public Sector Loans	98,819	93,336	66,799	5.9%	47.9%
Total bond portfolio	5,178,318	3,292,580	3,220,257	57.3%	60.8%
Holdings book at fair value	4,274,229	3,291,490	3,220,093	29.9%	32.7%
Holdings book at amortized cost	904,089	1,090	164	n/a	n/a
Allowances	(213)	(215)	(212)	-0.9%	0.5%
Bills and Notes from Central Bank	7,310,231	9,437,491	11,086,580	-22.5%	-34.1%

Total exposure to the Public	12,587,155	12,823,192	14,373,424	-1.8%	-12.4%

Private Debt	479,106	391,349	310,753	22.4%	54.2%

Total exposure to the Public and Private Sector	13,066,261	13,214,541	14,684,177	-1.1%	-11.0%

Portfolio Received for Repo Transaccions	64,872	304,706	—	-78.7%	n/a
Public Bonds	—	—	—	n/a	n/a

BCRA Instruments	64,872	304,706	—	-78.7%	n/a

Exposure to the public sector’s National Government increased by 60.5% during the year and 55.9% compared with the previous quarter, mainly due to the purchase of national government bonds.

The Bank’s portfolio of BCRA bills and notes showed a decrease, both during the period under analysis and in the last twelve months, as a consequence of the liquidity policy implemented by the Bank, reflecting a higher demand of credits and the higher minimum cash requirements.

As of December 31, 2016, the public sector’s National Government assets represented 3.5% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes, net of holdings linked to reverse repo transactions, represented 4.8% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Government through public securities (bonds and bills from the treasury) and guaranteed loans, as well as the BCRA’s bills and notes.

Asset Quality

Asset quality ratios	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Non-performing loans (1)	616,075	600,139	370,000	2.7%	66.5%
Allowance for loan losses	(1,618,152)	(1,510,079)	(1,112,290)	7.2%	45.5%
Non-performing loans/net total loans	0.77%	0.83%	0.64%	-7.3%	19.3%
Non-performing private loans/net private loans	0.77%	0.83%	0.64%	-7.3%	19.3%
Allowance for loan losses/non-performing loans	262.66%	251.62%	300.62%	4.4%	-12.6%
Allowance for loan losses/net total loans	2.01%	2.08%	1.93%	-3.2%	4.2%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

BBVA Francés maintains its leading position in terms of risk management. The asset quality ratio (non-performing loans/ total loans) was 0.77% as of December 31, 2016, with a coverage ratio (provisions/non-performing loans) of 262.66%.

The NPL ratio registered an increase compared with the same quarter of 2015, as a consequence of higher non-performing loans as well as an increase in the performing portfolio, whereas during the quarter it declined mainly due to lower non-performing loans, especially in the corporate segment.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Balance at the beginning of the quarter	1,518,843	1,421,720	1,024,797	6.8%	48.2%
Increase / decrease	331,013	226,335	197,541	46.2%	67.6%
Provision increase / decrease - Exchange rate difference	4,630	2,374	12,237	95.0%	62.2%
Aplications / Reversals	(227,562)	(131,586)	(114,888)	72.9%	98.1%
Balance at the end of the quarter	1,626,924	1,518,843	1,119,687	7.1%	45.3%

Deposits

Total deposits	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Deposits $ denominated	74,902,584	70,139,742	64,304,093	6.8%	16.5%
Current accounts	21,419,738	19,132,845	20,593,528	12.0%	4.0%
Saving accounts	21,273,125	17,365,933	14,972,121	22.5%	42.1%
Time deposits	30,079,381	31,865,941	27,706,196	-5.6%	8.6%
Peso denominated	30,077,116	31,864,733	27,705,124	-5.6%	8.6%
CER adjusted time deposits	2,265	1,208	1,072	87.5%	111.3%
Investment Accounts	85,194	85,091	34,807	n/a	144.8%
Other	2,045,146	1,689,932	997,441	21.0%	105.0%
Deposits FX denominated	39,719,184	21,765,448	12,561,577	82.5%	216.2%
Current accounts	782,954	848,591	608,214	-7.7%	28.7%
Saving accounts	21,318,030	14,956,855	7,480,140	42.5%	185.0%
Time deposits	6,220,811	5,200,667	4,189,759	19.6%	48.5%
Other	11,397,389	759,335	283,464	0.2%	122.9%

Total deposits	114,621,768	91,905,190	76,865,670	24.7%	49.1%

Total deposits reached AR$ 114.6 billion as of December 31, 2016, representing an increase of 49.1% and 24.7% compared to the quarter ended December 31, 2015 and to the previous quarter, respectively.

During the year, sight accounts increased 48.4%, while time deposits registered an increase of 13.8%.

Total peso-denominated deposits grew 16.5% in the last twelve months with sight deposits increasing

20% and time deposits 17%. Foreign currency denominated deposits increased significantly compared with both the same quarter of 2015 and with the previous quarter, mainly due to the implementation of the Tax Amnesty regime.

At the end of December 2016, foreign currency denominated deposits totaled AR$ 39.7 billion (equivalent to US$ 2.5 billion), representing 34.7% of the Bank’s total deposits.

Other funding sources

Other funding sources	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Lines from other banks	1,502,786	1,875,463	1,863,498	-19.9%	-19.4%
Senior Bonds	2,211,078	2,093,095	1,902,562	5.6%	16.2%

Total other funding sources	3,713,864	3,968,558	3,766,060	-6.4%	-1.4%

Other funding sources totaled AR$ 3.7 billion as of December 31, 2016, registering a slightly decrease compared to both the same quarter of 2015 and the previous quarter.

During 2016, five series of bonds (obligaciones negociables) were issued by the Bank, for a total amount of AR$ 771.1 million.

At the end of the quarter, capital plus interests reached AR$ 2.2 billion. Of this total, 95% corresponded to those bonds issued by BBVA Francés and the rest to PSA Finance.

Additionally, foreign currency funding decreased compared with both quarters under analysis, mainly due to lower balances aimed at financing imports

As of December 31, 2016, 42.7% of lines from other banks was denominated in foreign currency.

Capitalization

Capitalization	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%

Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%

Reserves on Profits	11,783,995	11,783,995	8,899,508	0.0%	32.4%
Unappropriated retained earnings	3,643,672	3,061,267	3,784,487	19.0%	-3.7%

Total stockholders´equity	16,460,035	15,877,630	13,716,363	3.7%	20.0%

As of December 31, 2016, the Bank’s total shareholders’ equity totaled AR$ 16.5 billion, while the excess over the BCRA minimum capital requirements was AR$ 6.8 billion.

On the same date, the capital ratio reached 13.8% of assets adjusted to risk.

Central Bank Requirements	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Central Bank Minimum Capital Requirements	10,577,441	9,406,443	7,131,460	12.4%	48.3%
Central Bank Minimum Capital Requirements (a, b)	10,321,905	9,225,447	7,067,814	11.9%	46.0%
Increase in capital requirements related to custody	255,536	180,996	63,646	41.2%	301.5%
a) Central Bank Minimum Capital Requirements	10,321,905	9,225,447	7,067,814	11.9%	46.0%
Allocated to Asset at Risk	7,926,163	7,017,244	5,134,941	13.0%	54.4%
DCR (derivative conterparter risk)	—	—	14,393		-100.0%
Market Risk	291,744	211,525	290,557	37.9%	0.4%
Operational Risk	2,103,998	1,996,678	1,627,923	5.4%	29.2%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	1,022,144	723,985	400,000	41.2%	155.5%
5% of the securities in custody and book-entry notes	1,022,144	723,985	400,000	41.2%	155.5%

Bank Capital Calculated under Central Bank Rules	17,420,859	16,694,008	14,298,315	4.4%	21.8%
Ordinary Capital Level 1	16,698,101	16,056,616	13,800,579	4.0%	21.0%
Dedusctions Ordinary Capital Level 1	(390,238)	(360,327)	(281,230)	8.3%	38.8%
Capital Level 2	1,112,996	997,719	778,966	11.6%	42.9%
Excess over Required Capital	6,843,418	7,287,565	7,166,855	-6.1%	-4.5%

Capital Ratio (Central Bank rules)	13.8%	14.8%	16.2%	-6.7%	-14.7%
Excess over Required Capital as a % of Shareholders’ Equity	41.6%	45.9%	52.3%	-9.4%	-20.4%

Additional Information

	Quarter ended			Δ% quarter ended 12-31-16 vs quarter ended
(in thousands of pesos except percentages)	12-31-16	09-30-16	12-31-15	09-30-16	12-31-15
Exchange rate	15.85	15.26	13.01	3.8%	21.9%
Quarterly CER adjustment	4.5%	7.4%	4.1%	-39.0%	8.5%

The Bank

BBVA Francés continues to focus its strategy on digital transformation. To this end, the Bank renewed the Francés Net platform, with the aim of providing simplicity and agility on the client´s online operations, as well as an intuitive and easy-to-use site. In addition the App & Web platform was launched to the market and reached, as of December 2016, approximately 0.5 million downloads, increasing the amount of subscribers by 40%.

Moreover, Francés Go, the benefits and experiences program for customers and non-customers, continues to grow in benefits and positioning, offering to its users discounts with credit cards, discount vouchers and the chance of living experiences related to passions such as soccer, travel, cars and others items, in addition to being able to contract an online credit card.

In commercial terms, BBVA Francés continues to offer a wide range of financial products and services, as well as exclusive experiences, events and prestigious shows, maintaining major alliances like those with LATAM and MOVE Concerts, and continuing as the sponsor of important soccer teams such as Boca Juniors, River Plate and Talleres de Córdoba.

In the last quarter of 2016, the Bank launched an ambitious campaign to capture customers, through a competitive offer which promoted LAN kilometers among other benefits. Consequently, the Bank incorporated more than 20,000 new customers, mainly in the high income segment.

BBVA Francés continued to design new business models and strengthening the strategic partners’ model, to offer products and services with a greater reach. In this line, the Bank completed the purchase of 51% of the shares of Volkswagen Finance Company, consolidating its leading position in the car loans business.

Furthermore, the Consumer Finance area incorporated more than 60 new VW car dealers to the clients’ platform, establishing an active relationship with them, with certain dealers even becoming new sale channels for the Bank.

With the aim of creating “the best team”, the Bank initiated a new program called Talento Joven #Impulso BBVA, which attracted more than 13,000 applicants. BBVA Francés incorporated 10 young professionals with high growth potential. The program will last 18 months and provide technical and specific training through several types of coaching. Lastly, the program will guarantee a rotation through different areas of one of the Bank’s departments.

Regarding the development of socially responsible business actions, the Bank continued with the 10°

Edition of the BBVA Francés Financial Education Program, which directly benefited 1,466 students from 36 educational centers, in 13 provinces and the City of Buenos Aires in 2016, through the alliances with 23 NGOs.

During the last quarter of 2016, the Bank carried out the first moves to the new BBVA Francés corporate building, which is located in the Catalina’s region. The building has the highest sustainability standards and a LEED Gold (Leadership in Energy & Environmental Design) certification. The new headquarter seeks to offer better working and meeting spaces and provide all the amenities necessary to reach a more dynamic and collaborative interaction and a more comfortable place for all its employees.

The Bank was one more time recognized by “Great Place to Work” as one of the best companies to work in Argentina, moving up 2 spots to reach number 7 in the ranking among companies with more than 1,000 employees, reflecting the Bank’s commitment to its employees and customers.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-16	09-30-16	06-30-16	12-31-15
Cash and due from banks	48,226,105	30,296,084	26,524,315	27,970,169
Government and Private Securities	12,706,389	13,128,861	21,279,564	14,416,484
Holdings booked at fair value	4,274,229	3,291,490	4,241,363	3,220,093
Holdings booked at amortized cost	—	—	—	—
Reverse repo	904,089	1,090	38,502	164
Listed Private Securities	153,181	94,299	65,726	109,859
Bills and Notes from the Central Bank	7,375,103	9,742,197	16,934,190	11,086,580
Less: Allowances	(213)	(215)	(217)	(212)
Loans	78,889,921	71,196,602	65,929,973	56,563,321
Loans to the private & financial sector	78,791,102	71,103,266	65,846,319	56,496,522
Advances	9,546,565	10,789,904	10,098,420	6,739,426
Discounted and purchased notes	10,896,722	10,473,506	8,596,864	9,559,666
Secured with mortgages	1,889,443	1,866,569	1,992,813	2,122,955
Car secured loans	5,628,320	5,087,540	4,563,281	4,567,505
Personal loans	9,368,939	8,172,953	7,582,330	7,343,933
Credit cards	22,520,843	19,698,692	19,420,755	18,322,958
Loans to financial sector	1,846,787	1,848,480	1,749,247	1,530,454
Other loans	17,754,130	13,704,420	12,170,151	6,510,536
Less: Unaccrued interest	(329,346)	(299,131)	(207,715)	(216,365)
Plus: Interest & FX differences receivable	1,286,851	1,270,412	1,293,985	1,127,744
Less: Allowance for loan losses	(1,618,152)	(1,510,079)	(1,413,812)	(1,112,290)
Public Sector loans	98,819	93,336	83,654	66,799
Principal	8,786	8,895	8,772	8,823
Plus: Interest & FX differences receivable	90,033	84,441	74,882	57,976
Other banking receivables	2,427,906	7,890,155	9,659,883	3,728,874
Repurchase agreements	—	305,269	5,084,968	—
Unlisted private securities	325,925	297,050	203,212	200,894
Other banking receivables	2,110,753	7,296,600	4,379,611	3,535,377
Less: provisions	(8,772)	(8,764)	(7,908)	(7,397)
Investments in other companies	510,878	499,226	473,517	363,861
Intangible assets	315,811	286,330	272,423	236,861
-Goodwill	3,476	3,566	—	—
-Organization and development charges	312,335	282,764	272,423	236,861
Other assets	8,638,393	7,592,656	7,405,309	7,412,813

Total Assets	151,715,403	130,889,914	131,544,984	110,692,383

Deposits	114,621,768	91,905,190	92,827,267	76,865,670
Current accounts	22,202,692	19,981,436	24,331,416	21,201,742
Saving accounts	42,591,155	32,322,788	29,599,588	22,452,261
Time deposits	36,300,192	37,066,608	36,906,986	31,895,955
Investment Accounts	85,194	85,091	85,591	34,807
Rescheduled deposits CEDROS	1,959	2,224	2,224	2,234
Other deposits	13,440,576	2,447,043	1,901,462	1,278,671
Other banking Liabilities	13,785,069	17,131,159	17,439,924	15,031,971
Other provisions	1,375,154	1,169,099	1,113,625	999,929
Other contingencies	1,374,573	1,168,415	1,112,968	999,319
Guarantees	581	684	657	610
Other liabilities	4,856,020	4,423,620	4,908,410	3,749,284
Minority interest	617,357	383,216	311,053	329,166

Total Liabilities	135,255,368	115,012,284	116,600,279	96,976,020

Total Stockholders’ equity	16,460,035	15,877,630	14,944,705	13,716,363

Total liabilities + stockholders’ equity	151,715,403	130,889,914	131,544,984	110,692,383

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-16	09-30-16	06-30-16	12-31-15
Financial income	5,540,183	5,472,394	6,159,658	4,998,740
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	113,359	125,081	136,181	109,505
Interest on Overdraft	843,578	954,753	927,369	600,669
Interest on Discounted and purchased notes	503,617	519,273	519,982	463,881
Interest on Mortgages	92,677	100,347	100,306	98,158
Interest on Car Secured Loans	280,469	277,860	276,984	264,203
Interest on Credit Card Loans	1,048,804	982,507	1,005,398	811,113
Interest on Financial Leases	108,107	109,609	114,964	113,406
Interest on Other Loans	1,106,035	1,060,249	1,005,356	900,677
From Other Banking receivables	185	398	95	30
Interest on Government Guaranteed Loans Decree 1387/01	6,810	10,728	9,820	4,089
Income from Securities and Short Term Investments	801,184	794,612	1,507,146	1,133,458
CER	97,613	168,496	148,734	41,264
Foreign exchange difference	458,312	240,758	333,214	31,654
Other	79,433	127,723	74,109	426,633
Financial expenses	(2,287,923)	(2,636,033)	(2,816,856)	(2,143,818)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(7,817)	(8,710)	(9,019)	(7,003)
Interest on Time Deposits	(1,618,512)	(2,031,231)	(2,195,456)	(1,576,170)
Interest on Other Banking Liabilities	(222,302)	(193,998)	(191,555)	(161,272)
Other interests (includes Central Bank)	(674)	(881)	(1,128)	(1,470)
CER	(126)	(86)	(105)	(15)
Bank Deposit Guarantee Insurance system mandatory contributions	(40,376)	(37,514)	(34,600)	(107,580)
Mandatory contributions and taxes on interest income	(352,205)	(340,249)	(338,278)	(271,370)
Other	(45,911)	(23,364)	(46,715)	(18,938)
Net financial income	3,252,260	2,836,361	3,342,802	2,854,922
Provision for loan losses	(331,013)	(226,335)	(336,129)	(197,541)
Income from services, net of other operating expenses	1,076,422	1,300,901	1,014,393	960,726
Administrative expenses	(2,860,570)	(2,373,439)	(2,211,679)	(1,889,227)
Income (loss) from equity investments	17,083	20,132	102,183	46,960
Net Other income	(141,517)	(4,163)	(27,480)	1,780
Income (loss) from minority interest	(13,547)	(24,753)	(34,113)	(34,593)
Income before tax	999,118	1,528,704	1,849,977	1,743,027
Income tax	(416,713)	(595,779)	(886,719)	(554,766)
Net income	582,405	932,925	963,258	1,188,261

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-16	09-30-16	06-30-16	12-31-15
Cash and due from banks	48,226,107	30,296,084	26,524,319	27,970,286
Government Securities	12,738,809	13,166,151	21,319,864	14,422,191
Loans	78,889,921	71,196,602	65,929,973	56,563,321
Other Banking Receivables	2,427,906	7,891,047	9,660,033	3,728,874
Assets Subject to Financial Leasing	2,046,971	2,110,038	2,247,058	2,407,451
Investments in other companies	507,625	493,463	465,736	353,377
Other assets	6,915,372	5,779,511	5,442,251	5,290,698

Total Assets	151,752,711	130,932,896	131,589,234	110,736,198

Deposits	114,621,753	91,904,217	92,827,261	76,864,493
Other banking liabilities	13,785,682	17,135,935	17,440,527	15,032,048
Minority interest	620,141	388,147	317,712	338,136
Other liabilities	6,265,100	5,626,967	6,059,029	4,785,158

Total Liabilities	135,292,676	115,055,266	116,644,529	97,019,835

Total Stockholders’ Equity	16,460,035	15,877,630	14,944,705	13,716,363

Stockholders’ Equity + Liabilities	151,752,711	130,932,896	131,589,234	110,736,198

Net Income

	12-31-16	09-30-16	06-30-16	12-31-15
Net Financial Income	3,253,700	2,838,936	3,347,768	2,856,420
Provision for loan losses	(331,013)	(226,335)	(336,129)	(197,541)
Net Income from Services	1,076,422	1,300,901	1,014,393	960,726
Administrative expenses	(2,856,270)	(2,379,655)	(2,220,410)	(1,891,536)
Net Other Income	(132,186)	18,012	77,506	54,482
Income Before Tax	1,010,653	1,551,859	1,883,128	1,782,551
Income Tax	(416,849)	(595,909)	(886,809)	(554,953)
Net income	593,804	955,950	996,319	1,227,598
Minoritary Interest	(11,399)	(23,025)	(33,061)	(39,337)
Net income for Quarter	582,405	932,925	963,258	1,188,261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 10, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer